FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2000


                                BASF Corporation
                                ----------------
                 (Translation of Registrant's Name Into English)


                              Carl Bosch Strasse 38
                              ---------------------
                              Ludwigshafen, Germany
                              ---------------------
                                      67056
                                      -----
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---          ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)




Enclosure


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                             CONFIDENTIAL TREATMENT

Note: Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2. The omitted confidential material has been filed separately with the Commission. The location of the omitted confidential information is indicated herein by asterisks.


                      FIRST AMENDMENT TO PURCHASE AGREEMENT


         This FIRST AMENDMENT, dated as of June 30, 2000 (the "First Amendment"), to the PURCHASE AGREEMENT (the "Agreement") dated as of March 20, 2000 by and among AMERICAN CYANAMID COMPANY, a Maine Corporation ("Cyanamid"), AMERICAN HOME PRODUCTS CORPORATION, a Delaware corporation ("AHP" and, together with Cyanamid, "Sellers") and BASF Aktiengesellschaft, a corporation organized under the laws of Germany ("Buyer"). All terms not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the parties hereto have heretofore entered into the Agreement;

         WHEREAS, the parties hereto have heretofore entered into the Supplemental [***] Agreement (as defined herein);

         WHEREAS, the parties hereto desire to amend the Agreement as provided in this First Amendment.

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the parties hereto, intending to be legally bound, agree as follows:

         1. The Agreement is hereby amended by deleting Exhibit A thereto in its entirety and substituting in lieu thereof Exhibit A attached hereto.

         2. As contemplated by Section 6.2 of the Agreement, the parties hereby agree that the Included Intercompany Accounts (as defined herein) need not be settled prior to the Closing (it being understood and agreed by the

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              parties that, as of the Closing Date, the Included Intercompany
              Accounts (including a transferred clearing account) will net out to zero). To the extent not settled prior to the Closing, the Included Intercompany Accounts shall (i) remain on the books and records relating to the Business (it being understood that, for purposes of Section 3.5(a) of the Agreement, the Included Intercompany Accounts shall be eliminated from the Closing Statement), and (ii) be deemed for all purposes under the Agreement to be Assets (and not Excluded Assets) and Assumed Liabilities (and not Excluded Liabilities), as the case may be. As used herein, the term "Included Intercompany Accounts" means all receivables and payables relating to the Business between or among any of the Companies, the Sellers, or Sellers' Affiliates; provided, however, that the following shall not be deemed to be Included Intercompany Accounts: (a) [***] intercompany balances with [***], and (b) [***] intercompany balances with [***], [***] and [***].

         3. In connection with the execution and delivery of the Supplemental [***] Agreement (as defined below), the Agreement is hereby amended as follows:

              (i)   to delete from Section 1.10 the words: "the [***]
                    Agreements";

              (ii) to delete from Section 1.11 the words: "other than the [***] Agreements";

              (iii) to delete Section 1.60 thereof in its entirety and
                    substitute in lieu thereof the following:

                    "Supplemental [***] Agreement" shall mean the Supplemental Assignment and License Agreement dated as of June 29, 2000 among the parties hereto and the other parties named therein, and any agreements executed pursuant thereto."

              (iv)  to insert at the end of Section 1.72 the following words:

                    "as all such agreements may have been modified by the Supplemental [***] Agreement.";

              (v)   to insert at the end of Section 1.73 the following words:

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                    "and taking into account the modifications to such
                    obligations effected by the Supplemental [***] Agreement."; and

              to delete Sections 3.2(e) and 3.3(g) in their entirety.

         4. Section 1.37(iv) of the Agreement is hereby amended by inserting the following language on the first line following the words "Excluded Assets":

              "(it being understood that pension liabilities on the books and records of [***] relating to retirees of [***] shall not be deemed to be Excluded Liabilities)"

         5. Section 1.37 of the Agreement is hereby amended by inserting the following language following paragraph (iv):

              (v) liabilities relating to [***] representative offices in [***] and [***].

         6. Section 2.1 of the Agreement is hereby amended by inserting on the ninth line after the words "Assumed Liabilities," the following words: "and the Permitted Encumbrances."

         7.   The Agreement is hereby amended by deleting the last sentence of
              Section 3.1 of the Agreement in its entirety and substituting in lieu thereof the following:

              "For purposes of this Agreement, the Closing will be treated as if it occurred as of midnight, June 30/July 1, 2000 local time in each applicable jurisdiction."

         8. The Agreement is hereby amended by inserting a new Section 3.8 as follows:

              "3.8 P.T. DHARMA ARDHA FORMA ADJUSTMENT

              (a) In the event Cyanamid is required to sell any or all of its interest in P.T Dharma Ardha Forma ("P.T. Dharma") to any or all other shareholders pursuant to the terms of its Articles of Association, Sellers shall promptly deliver to Buyer the consideration received in respect of

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                   such interest in lieu of conveying such interest to Buyer.

              (b) In the event Cyanamid is required to purchase any or all of the interests of the other shareholders of P.T. Dharma pursuant to the terms of the Joint Venture Agreement among the shareholders, such interests shall be conveyed to Buyer, and Buyer shall be required to deliver promptly to either Sellers or such shareholders, as applicable, the consideration for the purchase of such interests.

              (c) Any adjustments required pursuant to this Section 3.8 shall be considered an adjustment to the Purchase Price. Any payments required shall be wired to the appropriate entity within seven business days of receipt of applicable wire transfer instructions."

         9. The Agreement is hereby amended by inserting a new Section 3.9 as follows:

              "3.9 ADJUSTMENT TO PURCHASE PRICE IN LOCAL AGREEMENTS.

              The adjustment to the purchase price set forth in any agreement with respect to a transfer of Assets by an Asset Transferor Entity to Buyer or its Affiliate, a transfer of Shares by a Share Transferor Entity to Buyer or its Affiliate, or a transfer of a Joint Venture Interest by an Affiliate of Sellers to an Affiliate of Buyer shall (except with respect to the allocation thereof) have no effect on, and shall be subject to, the adjustment to the Purchase Price to be made pursuant to Section 3.6 of the Agreement."

         10. Section 6.1 of the Disclosure Schedule shall be amended by adding the language set forth on Annex I to this First Amendment. Buyer hereby agrees (i) to pay all out-of-pocket costs related to the formation of any new companies and all transfer taxes, fees, duties (excluding income and net worth taxes) and other out-of-pocket costs related to the changes and actions set forth on Items A, C and D of Annex I (including, without limitation, the cost of company liquidations), but only to the extent that such costs exceed the costs that would have been incurred had such changes and actions not occurred, and (ii) that any breach of any representation, warranty or covenant of Sellers contained in the Agreement occurring as a result of such actions or changes shall be deemed not to have occurred and shall not entitle Buyer to any right, remedy or recourse against Sellers or their Affiliates in respect thereto. Sellers hereby agree that (x) the obligations set forth in subsection (i), above, shall apply vice versa to Sellers with respect to Item E of Annex I.

         11. The Agreement is hereby amended by deleting Section 6.3(a) thereof in its entirety and substituting in lieu thereof the following:

              "(a)(i) Prior to the first anniversary of the Closing, Cyanamid shall change its corporate name and shall omit therefrom the word "Cyanamid" (it being understood and agreed by the parties that, during the period prior to which Cyanamid has changed its name in such manner, Cyanamid shall not, except as otherwise agreed by the parties, publicly use such name to engage in any commercial activity in the marketplace); (ii) following the Closing, after consulting with Sellers and taking into account each party's intellectual property registration and other permit issues, Buyer may, upon not less than 45 days' written notice (or longer if required by Applicable Laws), require that any specified Seller or Affiliate of Sellers change its corporate name to delete any reference or confusingly similar resemblance, in whole or in part, to "Cyanamid" or "Cy"; and (iii) prior to Closing, Sellers shall be permitted to change the corporate name of any of the Companies to delete any reference to "AHP", "American Home Products", "Fort Dodge", "Wyeth", "Lederle" or any similar names."

         12. The Agreement is hereby amended by inserting the following language at the end of Section 7.5(a)(iv):

              "Notwithstanding the foregoing, Buyer shall pay any such Taxes as set forth in Section 10 of the First Amendment to the extent related to the transactions described in Items A, C and D of Annex I of the First Amendment and Sellers shall pay any such Taxes as set forth in Section 10 of the First Amendment to the extent related to the transactions described in Item E of Annex I of the First Amendment."

         13. The Agreement is hereby amended by inserting the following language at the end of Section 7.5(e):

              "In the case of [***] and [***], if and to the extent that the [***] Income Tax owed in the Straddle Period is lower than the [***] Income Tax caused by the sale of the intangible assets described in Item A of Annex I attached to the First Amendment, Buyer will pay 100% of such difference in Tax irrespective of whether this reduction is caused by any action outside the ordinary course of business by the Buyer; however, in the event that either [***] or [***], incurs a Tax loss (other than from the sale of intangibles) in the pre-Closing Straddle Period, Buyer shall reimburse Seller for the Taxes that would be paid on the net income (including from the sale of intangibles) earned during the pre-Closing Straddle Period for such Company."

         14. The Agreement is hereby amended by inserting a new Section 7.5(h) as follows:

              "(h) Any additional Tax assessed by the [***] Tax Authorities on the sale of intangible assets by either [***] or [***] shall be paid by Buyer."

         15. The Agreement is hereby amended by inserting a new Section 7.13 as follows:

              "SECTION 7.13. COLLECTION OF ACCOUNTS RECEIVABLE.

              Sellers agree that if, after the Closing Date (or the date of a Delayed Closing, if applicable), Sellers or any Asset Transferor Entity receive any cash payments made by customers relating to accounts receivable included in the Closing Statement, such cash payments will be remitted promptly to a bank account designated by Buyer or its designee without offset or deduction, except to the extent otherwise required by Applicable Laws."

         16. The Agreement is hereby amended by inserting a new Section 7.14 as follows:

              "SECTION 7.14. CERTAIN PENSION LIABILITIES.

              Seller covenants and guarantees that the calculation of the pension liabilities recorded on the books of [***] as of the Closing Date will be in accordance with the Statement of Financial Accounting Standards No. 87 using the Projected Unit Credit Method. For the FAS

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              calculation, the actuarial assumptions to be used will be
              consistent with the assumptions described in the report of Towers Perrin as of November 30, 1999.

         17. With respect to product liability matters, the Agreement is hereby amended as follows:

              (i) by deleting Section 11.1(a)(iv) in its entirety and substituting in lieu thereof the following:

                    "product liability litigation (which shall be deemed to include, without limitation, the litigation identified by asterisks in Annex II to this First Amendment (the "Scheduled PL Litigation") and any other litigation alleging crop damage, lack of efficacy or inadequate efficacy, drift damage, yield reduction, carry-over damage, personal injury and property damage) with respect to products of the Business shipped prior to the Closing Date ("the Product Liability Litigation");"

              (ii) by inserting the following language on the fourteenth line of Section 11.3 immediately preceding the sentence beginning with the word "Notwithstanding":

                    "Notwithstanding anything to the contrary contained herein, with respect to each individual matter of Product Liability Litigation (other than Scheduled PL Litigation) for which indemnification may be sought under Section 11.1(a)(iv)(a "PL Matter")(it being understood and agreed that an Aggrieved Party shall be entitled to recover all Costs arising out of or related to all Scheduled PL Litigation without regard to any limitations set forth in this Section 11.3):

              (a) notice under Section 11.2 hereof need not be given prior to the commencement of such PL Matter (it being understood and agreed that any PL Matter commenced against Sellers or their Affiliates will, for purposes solely of triggering the obligation to comply with the notice provisions hereof and for no other purpose whatsoever, be deemed upon notice to Buyer to have been commenced against Buyer);

              (b) if such PL Matter is not pled as a class action, an Aggrieved Party shall not be entitled to recover any Costs related thereto unless and until either:

                        (x) the amount of such Costs suffered by the Aggrieved Party shall exceed [***], at which time the indemnification provided under Section 11.1(a)(iv) shall apply to all such Costs in excess of [***]; or

                        (y) the Aggrieved Party shall have incurred aggregate Costs, not recoverable by the Aggrieved Party as a result of the limitation in subsection (x) above, of [***] relating to any and all PL Matters (other than PL Matters that are pled as class actions), at which time the Aggrieved Party shall be entitled to seek indemnification from Sellers for all such Costs in excess of [***]; and

              (c) if such PL Matter is pled as a class action, an Aggrieved Party shall not be entitled to recover any Costs related thereto unless and until either:

                        (x) the amount of such Costs suffered by the Aggrieved Party shall exceed [***], at which time the indemnification provided under Section 11.1(a)(iv) shall apply to all such Costs in excess of [***]; or

                        (y) the Aggrieved Party shall have incurred aggregate Costs, not recoverable by the Aggrieved Party as a result of the limitation in subsection (x) above, of [***] relating to any and all PL Matters that are pled as a class action, at which time the Aggrieved Party shall be entitled to seek indemnification from Sellers for all such Costs in excess of [***]."

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         18.  The Agreement is hereby amended by deleting in its entirety clause
              (g) of subsection (xiv) on Exhibit B to the Agreement.

         19. The Agreement is hereby amended by deleting the following words from the last sentence of Section 9.3(b)(ii): "from Manchester Fast Track Outplacement".

         20. The Agreement is hereby amended by inserting a new Section 7.15 as follows:

              "7.15 PRINCETON LEASE AND OPTION

              (a) In connection with the transactions contemplated by this Agreement, the parties intend that, at Closing, Buyer's subsidiary, BASF Corporation, shall be assigned the interest of Crop Protection Division of Cyanamid in a Ground Lease Agreement with Cyanamid dated February 1, 2000 (as amended) ("Princeton Ground Lease"), which provides that the lessee may exercise an option to purchase the leased lands on terms set forth therein.

              (b) In the event that BASF Corporation later exercises the option to purchase the leased premises described in the Princeton Ground Lease, the parties agree that such premises shall, upon closing of such purchase, be deemed to have been Owned Real Property that, on the Closing Date, had been purchased by Buyer (through its subsidiary) for all purposes of this Agreement, including the indemnity provisions herein.

         21. The Agreement is hereby amended by inserting a new Section 9.4(h) as follows:

              "(h) U.S. Employees shall remain covered as participants under the AHPC dependent care spending account plan and the AHPC dental and vision care spending account plan (the "AHPC Spending Account Plans") up to the Closing Date. U.S. Employees shall be eligible to enroll and become participants in the BASF dependent care spending account plan and the BASF medical spending account plan (the "BASF Spending Account Plans") as of the Closing Date. Eligible expenses incurred by a U.S. Employee prior to the Closing Date may be submitted for reimbursement under the AHPC Spending Account Plans for a period of 90 days following the Closing Date, after which the remaining balance in each plan account for each U.S. Employee shall be transferred to and assumed by BASF under the BASF Spending Account Plans; provided, however, that the balance in the AHPC Spending Account Plans of any U.S. Employee who does not elect to participate in the corresponding plan of the BASF Spending Account Plans shall be retained by AHPC and the affected U.S. Employees shall be eligible to continue participation in the AHPC dental and vision care spending account plan by electing COBRA coverage."

         22. Section 11.1(h) of the Agreement is hereby amended by deleting the words "Sellers and their Affiliates" from the fourth line thereof and substituting in their place the words "[***] and its Affiliates."

         23. Section 3.2(f) of the Agreement is hereby amended by inserting on the third line after the words "Assumed Liabilities" the following parenthetical:

              "(it being understood by the parties that, to the extent any of the terms or provisions of such instruments of assumption and other certificates, instruments or documents violate or are in any manner inconsistent with any of the terms or conditions of the Agreement, the terms or conditions of the Agreement shall govern, apply and take precedence in all respects over such violative or inconsistent terms or conditions)".

         24. The Agreement is hereby amended by inserting the following language in each of Section 3.3(f) of the Agreement, on the fourth line after the words "its Affiliates" and in Section 3.3(h) at the end thereof, the following parenthetical:

              "(it being understood by the parties that, to the extent any of the terms or provisions of such bills of sale, deeds or other instruments of sale and conveyance violate or are in any manner inconsistent with any of the terms or conditions of the Agreement, the terms or conditions of the Agreement shall govern, apply and take precedence in all respects over such violative or inconsistent terms or conditions)".

         25. The Agreement is hereby amended by inserting a new Section 9.3(b)(iii) as follows, and renumbering the

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              current Sections 9.3(b)(iii), (iv) and (v) as Sections 9.3(b)(iv),
              (v) and (vi), respectively:

              "(iii) Buyer hereby agrees to expressly assume and perform, through its designated Affiliate(s), AHP's duties and obligations as the "Plan Sponsor" and "Administrator" (as the foregoing terms are defined in ERISA) for the Statement of Policy on Separation Benefits Following a change in control of the Agricultural Products Business of American Home Products Corporation (the "Statement of Policy on Separation") with respect to all benefits described in the Statement of Policy on Separation, effective as of the Closing Date with respect to U.S. Employees; provided, however, that with respect to the "Other Benefits" set forth in
              Section III and "AHPC Stock Options" set forth in Section IV of the Statement of Policy on Separation, Buyer shall not assume AHP's duties and obligations and AHP shall continue to serve as Administrator and Plan Sponsor of the employee benefit plans set forth in Section III and shall continue to have complete responsibility and authority with respect to the administration of its stock option program."

         26. Section 1.72 of the Agreement is hereby amended by deleting therefrom the words: "the related agreements" and substituting therefor the words: "the agreements concluded pursuant to such Framework Agreement, including, without limitation, the agreements".

         27. The Agreement is hereby amended by inserting the following language at the end of Section 3.6(a):

              "For purposes of clarity, the adjustment in the pension accrual recorded on the books of [***] relating to active employees of [***] based on the actuarial valuation as of November 30, 1999 will be accounted for in such a manner as to not impact the adjustment to the Purchase Price provided for in Section 3.6(a) of the Agreement."

         28. The Agreement is hereby amended by deleting the dollar amount which is defined as Base Net Asset Value in Section 3.6(a) thereof and substituting in its place the amount of [***] which amount shall constitute the Base Net Asset Value as such term is used in the Agreement.


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         29.  Buyer hereby confirms that the Tier I Agreements and the Tier II
              Agreements referred to in Section 9.1(h) of the Agreement are Assumed Contracts and that Buyer, directly or through an Affiliate, hereby expressly assumes and agrees to perform, without reimbursement, offset or other compensation from Sellers and their Affiliates, the duties and obligations of the Sellers under each such agreement, including, without limitation, the obligations under Section 4(iv)(D) thereof.

         30. This First Amendment shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of New York.

         31. The parties hereto agree that the U.S. District Court for the Southern District of New York shall have exclusive jurisdiction over any dispute or controversy arising out of or in relation to this First Amendment and any judgment, determination, arbitration award, finding or conclusion reached or rendered in any other jurisdiction shall be null and void between the parties hereto. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

         32. This First Amendment may be executed in one or more counterparts which together shall constitute a single agreement. If any provisions of this First Amendment shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire First Amendment. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this First Amendment shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

         33. This First Amendment constitutes an amendment to the Agreement pursuant to Section 12.4 of the Agreement. Except as expressly amended by this First Amendment, each and every provision of the Agreement remains in full force and effect in accordance with the terms thereof and, by reference, the terms and provisions of the Agreement are incorporated herein and made a part hereof.

         IN WITNESS WHEREOF, the First Amendment has been signed by each of the parties hereto as of the date provided above.


                                   AMERICAN CYANAMID COMPANY


                                   By:    /s/ Thomas M. Nee
                                       --------------------------------
                                       Name:  Thomas M. Nee
                                       Title: Vice President


                                   AMERICAN HOME PRODUCTS CORPORATION


                                   By:    /s/ John B. Adams
                                       --------------------------------
                                       Name:  John B. Adams
                                       Title: Vice President


                                   BASF AKTIENGESELLSCHAFT


                                   By:    /s/ Dr. Thomas Becker
                                       --------------------------------
                                       Name:  Dr. Thomas Becker
                                       Title: Director, Legal


                                   BASF AKTIENGESELLSCHAFT


                                   By:    /s/ Wolfgang Paulus
                                       --------------------------------
                                       Name:  Wolfgang Paulus
                                       Title: Director, Finance

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BASF Aktiengesellschaft

Date:  July 25, 2000                     By: /s/ Dr. Felix Gress
                                         Name:  Dr. Felix Gress
                                         Title: Director Communications
                                                BASF Group

                                         By:  /s/ Kurt Leidner
                                         Name:  Kurt Leidner
                                         Title: Director Communications
                                                Ludwigshafen Site